Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an advertisement first published by HP on February 14, 2002.

AUDIO OSCILLATOR

[*hp audio oscillator 200A, our first product. At $54.40 each, several were sold.*]

What if we had
stopped here?

We might have stopped at the audio oscillator. It was a nice business.
We might have stopped at the scientific pocket calculator.
After all, HP invented the category. Even now, some suggest we might stop at printers.

But HP’s ambitions have always been greater.

The coming together of HP and Compaq is a renewal of HP’s traditional aims, adapted to new technological times.

Few doubt we are entering a period of computing that demands unprecedented breadth and integration—an era in which the main requirement is that everything works with everything else, everywhere, all the time.

When HP and Compaq join together, we will be powerfully positioned to lead this next computing era.

We will immediately become #1 in servers, storage, management software, PCs and printing and imaging, providing the true end-to-end solutions customers now demand.

We will double our sales force, field 65,000 services and support professionals and boost our R&D budget to $4 billion a year.

And we will dedicate ourselves to generating the earnings growth our shareowners deserve.

For our employees, shareowners, customers and partners, we will create a vibrant, adaptive
HP that leads change as it has, so often and so successfully, in the past.

To vote FOR the merger of HP and Compaq, please sign, date and return the WHITE proxy card.
If you have questions or need assistance voting your shares, call Innisfree M&A Inc.
toll-free at (877)750-5836 or Georgeson Shareholder toll-free at (888)921-5724.
For more information, visit www.VotetheHPway.com.

For important information about the merger, see HP’s registration statement on Form S-4, dated February 5, 2002, which is available free of charge on the SEC’s website at www.sec.gov. This advertisement contains forward-looking statements, such as future cost-savings, earnings growth, and profitability, which are based upon a number of assumptions. These forward-looking statements are subject to risks and uncertainties, including the risks described in HP’s registration statement referred to above. If any of these risks or uncertainties materializes, actual results could differ materially from the expectations in these forward-looking statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any protections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory, the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contracting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contracting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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